                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   __________

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 3)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                   __________

                                COMBICHEM, INC.
                           (NAME OF SUBJECT COMPANY)
                                   __________

                                COMBICHEM, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  20009P 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             DR. VICENTE ANIDO, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                COMBICHEM, INC.
                              9050 CAMINO SANTA FE
                          SAN DIEGO, CALIFORNIA 92121
                                 (858) 530-0484
(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                                   __________

                                   COPIES TO:

                             FAYE H. RUSSELL, ESQ.
                               CAREY J. FOX, ESQ.
                        BROBECK, PHLEGER & HARRISON, LLP
                         550 WEST C STREET, SUITE 1300
                          SAN DIEGO, CALIFORNIA 92101
                                 (619) 234-1966

                             JUSTIN P. KLEIN, ESQ.
                     BALLARD SPAHR ANDREWS & INGERSOLL LLP
                               1735 MARKET STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 864-8606

     This Amendment No. 3 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") relates to the tender offer of DPC Newco, Inc., a Delaware corporation ("Offeror") and a wholly owned subsidiary of DuPont Pharma, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of E.I. du Pont de Nemours and Company, a Delaware corporation ("Parent") disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 12, 1999, as amended on October 22, 1999 and on October 29, 1999, to purchase all of the outstanding shares (the "Shares") of Common Stock, $.001 par value (the "Common Stock"), of CombiChem, Inc., a Delaware corporation (the "Company"), at a price of $6.75 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together shall constitute the "Offer"). The purpose of this Amendment No. 3 is to amend and supplement Item 4 of the Schedule 14D-9 as described below. Defined terms used herein and not previously defined have the meanings given them in the Schedule 14D-9 previously filed.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     Item 4 is hereby amended and supplemented as set forth below. The text of
Item 4 as previously filed on October 12, 1999 and as amended on October 22, 1999 is incorporated herein by reference.

     On November 1, 1999, counsel for the Company, its board of directors, Parent, Offeror and Donaldson, Lufkin & Jenrette Securities Corporation, the Company's investment advisor ("DLJ") (collectively, the "Defendants") entered into an agreement in principle with counsel for Alfred Ivers, on behalf of himself and all others similarly situated (the "Plaintiff") providing for the settlement of the action (the "Settlement"). The terms and conditions of the Settlement are set forth in a Memorandum of Understanding dated October 29, 1999 (the "MOU"), which is summarized below.

     The MOU contemplates the execution by the Defendants and the Plaintiff of a stipulation of settlement (the "Stipulation") and such other documentation as may be required in order to obtain the final approval of the Superior Court of the State of California, County of San Diego (the "Court") of the
Settlement and the dismissal of the action with prejudice (the "Settlement Documents"). Under the MOU, the Stipulation is to expressly provide for, among other things, (1) the certification as a class for settlement purposes of persons who tendered Shares prior to the expiration of the Offer or held Shares as of the expiration of the Offer (the "Class"), (2) the entry of a judgment of dismissal of the action with prejudice as to all of the Defendants and (3) a release and settlement of all claims against all of the Defendants and related parties. The Stipulation is to further provide that the Defendants have denied and continue to deny that they have committed or attempted to commit any violations of law or breached any duty owed to the Company and/or its stockholders or otherwise.


     In the MOU, the Company and its board of directors acknowledge that Amendment No. 2 to the Company's Schedule 14D-9 was mailed to the Company's stockholders beginning on October 29, 1999 as a direct result of the prosecution of the action and negotiations between counsel for the Company and its board of directors and counsel for the Plaintiff. The MOU provides for the payment of $450,000 to counsel for the Plaintiff for fees and expenses and further provides that the Company may terminate the Settlement if Class members owning more than 10% of the Shares request exclusion from the Class.

     The Settlement is subject to, among other things, the drafting and execution of the Settlement Documents, the mailing of a notice of settlement to potential Class members and the final approval of the Settlement and dismissal of the action with prejudice by the Court.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 4, 1999                 COMBICHEM, INC.

                                        /s/ Dr. Vicente Anido, Jr.
                                        ---------------------------
                                        Dr. Vicente Anido, Jr.
                                        President & Chief Executive Officer